NEWS RELEASE

January 18, 2007	Release 01-2007

For immediate release

Western Copper Confirms Significant New Mineralized Zone at Carmacks

VANCOUVER, BRITISH COLUMBIA - Western Copper Corporation (TSX: WRN) (‘Western’) announces results from an additional ten holes drilled in the 2006 diamond drilling campaign, at its wholly-owned Carmacks Copper Project in the Yukon, Canada.

The results are for three holes in Zone 13 (WC-020, WC-022, and WC-023) and seven holes in Zone 1 (WC-008, WC-009, WC-010, WC-018, WC-019, WC-021A, and WC-021B) - see attached Drill Hole Location Map.

Zone 13 Results

Drilling results from the first three of ten Zone 13 holes drilled in 2006 indicate significant sulphide resource potential.

Zone 13 is located approximately 1 km southeast of Zone 1 and its genesis, orientation, structure and lithological character appear to be analogous to the Zone 1 deposit. However, with the exception of near surface occurrences on the north end of the zone, the mineralized hornblende gneiss host appears to have remained largely unoxidized.

Assay results from the first three complete holes received are summarized in the following table:

WC-020	1000 ft E , 3720 ft S; Azimuth 246 degrees, Dip - 55 degrees, Total Depth 139.6 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Sulphide Zone	96.0	117.0	21.0	69	0.49	0.18	0.005	65.86
includes	103.0	115.0	12.0	39	0.60	0.23	0.007	76.67

WC-022	1215 ft E , 4070 ft S; Azimuth 246 degrees, Dip - 55 degrees, Total Depth 207.3 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Sulphide Zone	109.5	198.5	89.0	292	0.62	0.14	0.004	240.99
includes	155.5	165.5	10.0	33	1.47	0.23	0.007	347.80

WC-023	1310 ft E , 4400 ft S; Azimuth 246 degrees, Dip - 55 degrees, Total Depth 193.9 m
	From (m)	To (m)	Interval (m)	Interval (ft)	Cu (%)	Au (gpt)[1]	Au (opt)[2]	Mo (ppm)
Sulphide Zone	100.0	180.0	80.0	262	0.69	0.14	0.004	120.14
includes	121.0	129.0	8.0	26	1.01	0.17	0.005	161.25
includes	140.0	146.0	6.0	20	0.91	0.14	0.004	142.33

[1] gpt = grams per metric	[2] opt = troy ounces per short
tonne	ton

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
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The results from holes WC-020, WC-022, and WC-023, each drilled approximately 100 m apart and from the hanging wall side, indicate significant shallow intercepts of sulphide (chalcopyrite) and native copper mineralization. Apparent intercepts widen to the south, showing overall average grades of 0.62 % Cu over 89 m in WC-022 to 0.69 % Cu over 80 m in WC-023. Included narrower zones of 0.91 % Cu over 6 m in WC-023 to 1.47 % total Cu over 10 m in hole WC-022 are indicative of local enrichment.

Assaying results from four additional widely-spaced holes within Zone 13 are pending and will be released as they are received.

Zone 13 remains open laterally and at depth. Drilling to determine the size and potential of this Zone, and possible continuity with Zone 12 located 500 m to the south, will commence in April as part of the ongoing exploration plan for the property.

Zone 1 Results

The following table summarizes the results from seven holes drilled in Zone 1:

WC-008	470 ft E , 1500 ft N; Azimuth 245 degrees, Dip - 50 degrees, Total Depth 227.7 m
		To
	From (m)	(m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)[3]	Au (gpt)[1]	Au (opt)[2]
Oxide Zone	150.0	213.0	63.0	207	1.08	0.91	0.64	0.019
incl Oxide FW	192.0	213.0	21.0	69	1.84	1.54	1.51	0.044

WC-009	543 ft E , 1700 ft N; Azimuth 245 degrees, Dip - 50 degrees, Total Depth 234.7 m
		To
	From (m)	(m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)[3]	Au (gpt)[1]	Au (opt)[2]
Oxide Zone	191.0	223.0	32.0	105	1.16	0.99	0.49	0.014
incl Oxide FW	219.0	223.0	4.0	13	1.35	1.16	0.99	0.029

WC-010	535 ft E , 1300 ft N; Azimuth 245 degrees, Dip - 50 degrees, Total Depth 219.5 m
		To
	From (m)	(m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)[3]	Au (gpt)[1]	Au (opt)[2]
Oxide Zone	152.0	204.0	52.0	171	0.93	0.74	0.46	0.013
includes	180.0	186.0	6.0	20	1.31	1.13	1.52	0.044

WC-018	810 ft E , 800 ft N; Azimuth 246 degrees, Dip - 50 degrees, Total Depth 305.6 m
		To
	From (m)	(m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)[3]	Au (gpt)[1]	Au (opt)[2]
Sulphide Zone	258.0	306.0	48.0	157	1.12	0.12	0.40	0.012
includes	298.0	306.0	8.0	26	1.58	0.06	0.49	0.014

WC-019	610 ft E , 1000 ft N; Azimuth 246 degrees, Dip - 50 degrees, Total Depth 232.9 m
		To
	From (m)	(m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)[3]	Au (gpt)[1]	Au (opt)[2]
Oxide Zone	164.0	193.0	29.0	95	1.11	0.93	0.38	0.011
incl Oxide FW	187.0	193.0	6.0	20	1.97	1.67	0.44	0.013

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

WC-021A	000 ft E , 1300 ft N; Azimuth 66 degrees, Dip - 74 degrees, Total Depth 68.6 m
	From	To						Au
	(m)	(m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)[3]	Au (gpt)[1]	(opt)[2]
Oxide Zone	0.0	69.0	69.0	226	1.41	1.30	1.11	0.032
includes	16.0	69.0	53.0	174	1.59	1.47	1.38	0.040

WC-021B	010 ft E , 1300 ft N; Azimuth 66 degrees, Dip - 74 degrees, Total Depth420.6 m
	From	To						Au
	(m)	(m)	Interval (m)	Interval (ft)	Total Cu (%)	Oxide Cu (%)[3]	Au (gpt)[1]	(opt)[2]
Oxide Zone	3.0	229.0	226.0	741	1.58	1.29	1.01	0.030
includes	62.0	102.0	40.0	131	2.21	2.05	2.08	0.061
includes	106.0	133.0	27.0	89	2.56	2.31	1.49	0.043
includes	182.0	209.0	27.0	89	2.78	1.57	1.48	0.043
includes	217.0	229.0	12.0	39	2.61	1.89	0.22	0.007
Sulphide Zone	229.0	340.0	111.0	364	0.67	0.05	0.16	0.005
Sulphide Zone	348.0	366.0	18.0	59	0.65	0.06	0.16	0.005

[1] gpt = grams per metric	[2] opt = troy ounces per	[3] Oxide Cu = non-sulphide Cu
tonne	short ton	analysis
FW =
footwall

The results from holes WC-008, WC-009, WC-010, and WC-019, all drilled from the hanging wall of Zone 1, confirm both the lateral and vertical continuity of oxide mineralization, previously inferred from parallel but more widely-spaced historical drilling. The interval oxide copper grades are consistent with and will increase the level of confidence in results obtained from prior drilling. The elevated copper and gold grades in holes WC-008, WC-009, and WC-019 at the footwall contact confirm similar results in prior drilling.

Hole WC-018, drilled below oxide mineralization in Zone 1, is indicative of the continuity at depth of primary sulfide mineralization (bornite and chalcopyrite) at elevated copper grades across the apparent width of the zone. Drilling to test deeper sulphide mineralization is planned for 2007.

Holes WC-021A and WC-021B were drilled down-dip on Zone 1 to test down-dip variability in grade and to examine the transition of oxide-to-sulphide mineralization.

Hole WC-021A ended in oxide mineralization before reaching the oxide-sulfide contact due to difficult ground conditions. However the hole returned above-average values of 1.30 % oxide Cu and 1.11 gpt Au over its entire length of 69 m. An included 53 m interval returned values of 1.47 % oxide Cu and 1.38 gpt Au.

Hole WC-021B transitioned sharply from oxide into sulphide mineralization at 229 m down-hole, returning consistently above-average oxide copper and gold values over the entire oxide zone. Copper values averaged 1.29 % oxide Cu and 1.01 gpt Au over 226 m in the oxide zone. The copper grade in the deeper sulphide zone averaged 0.67 % total Cu over 111 m before crossing into the footwall.

Assaying results from two remaining Zone 1 holes, WC-025 and WC-028, are pending. Results will be released as they are received.

Dale Corman, CEO and Co-Chairman of Western, comments, “Drilling results from the 2006 drilling program have exceeded our expectations. The new Zone 13 which also contains molybdenum has the potential to significantly expand the scope of the project”.

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

For additional information on property geology and historical drilling results, refer to the March 2006 Technical Report on the Carmacks Copper Project and recent news releases posted on Western’s website, www.westerncoppercorp.com.

Jim Marlow, P.Eng., is the qualified person responsible for the planning and execution of the Carmacks property exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepped and analyzed by ALS Chemex. Prepped samples are initially run using an aqua regia digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper is run using a 4 acid digestion – AAS method to a 0.01% detection limit. Non-sulfide copper assays are run using weak-acid digestion – AAS method to a 0.001% detection limit. Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. A series of property specific duplicates are routinely submitted, and check assaying is implemented at regular intervals.

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla
Vice President, Corporate Development		Investor Relations

Phone: 604.684.9497
Email: info@westerncoppercorp.com
www.westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM

Carmacks Drill Hole Location Map – November 30, 2006

ZONE 1
ZONE 5
ZONE 7
2000 ZONE
ZONE 13
ZONE 12
HORNEBLENDE GNEISS
GRANODIORITE
GRANODIORITE
Williams
Creek
WC009
WC007
WC005
WC003
WC008
WC002
WC010
WC004
WC021A
WC021B
WC019
WC018
WC020
WC022
WC023
LEGEND
2006 Diamond Drilling
Historical Drilling
Historical Trenching
CONTOUR INTERVAL 10 meters
Metres
0 80 160

CARMACKS PROJECT EXPLORATION

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 |
WWW.WESTERNCOPPERCORP.COM